# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adverum Biotechnologies, Inc., CIK 0001501756
CUSIP: 00773U207
Title of class of securities: UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
Address of issuer's principal executive offices: 100 CARDINAL WAY, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 12/17/2024
Filed by CIK 0002048956

## Reporting persons
- Rush Ryan Bradford: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 1,050,000; shared voting power 1,050,000; sole dispositive power 1,050,000; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Adverum Biotechnologies, Inc.
Address of issuer's principal executive offices: 100 CARDINAL WAY, REDWOOD CITY, CALIFORNIA, 94063

## Item 2. Person Filing
Name of person filing: Ryan Bradford Rush, MD
Address of principal business office or, if none, residence: 8201 Valcour Drive, Amarillo, TX 79119
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,050,000
Percent of class: 5.1
Sole power to vote or to direct the vote: 1,050,000
Shared power to vote or to direct the vote: 1,050,000
Sole power to dispose or to direct the disposition: 1,050,000
Shared power to dispose or to direct the disposition: 1,050,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rush Ryan Bradford: Rush Ryan Bradford, Individual (12/17/2024)